Return of Capital

The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended July 31, 1998, amounts have been reclassified to reflect a decrease in overdistributed net investment income of $83,433, a decrease in accumulated net realized losses of $112,510, and a decrease in paid-in capital of $195,943.